UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )1

ENTERRA ENERGY TRUST
(Name of Issuer)
Trust Units
(Title of Class of Securities)
29381P102
(CUSIP Number)
July 23, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29381P102	13G	Page	2	of	10	Pages

1.	NAME OF REPORTING PERSON William Cobb Hazelrig

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5.	SOLE VOTING POWER

NUMBER OF		3,388,730

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		104,200*

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,388,730

WITH	8.	SHARED DISPOSITIVE POWER

		104,200*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,492,930*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	5.4%*

12.	TYPE OF REPORTING PERSON

	IN
* Includes 104,200 Trust Units held directly W&H Investments, which are also separately reported on page 4 of this Schedule 13G.

CUSIP No.	29381P102	13G	Page	3	of	10	Pages

1.	NAME OF REPORTING PERSON Frederick G. Wedell

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5.	SOLE VOTING POWER

NUMBER OF		1,226,225

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		124,200*

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,226,225

WITH	8.	SHARED DISPOSITIVE POWER

		124,200*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,350,425*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	2.1%*

12.	TYPE OF REPORTING PERSON

	IN
* Includes 104,200 Trust Units held directly by W&H Investments, which are also separately reported on page 4 of this Schedule 13G. Includes 20,000 Trust Units held directly by W&M Investments, which are also separately reported on page 5 of this Schedule 13G.

CUSIP No.	29381P102	13G	Page	4	of	10	Pages

1.	NAME OF REPORTING PERSON W&H Investments

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Alabama

	5.	SOLE VOTING POWER

NUMBER OF		104,200

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		104,200

WITH	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	104,200

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	0.2%

12.	TYPE OF REPORTING PERSON

	PN

CUSIP No.	29381P102	13G	Page	5	of	10	Pages

1.	NAME OF REPORTING PERSON W&M Investments

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Alabama

	5.	SOLE VOTING POWER

NUMBER OF		20,000

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,000

WITH	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	0.0%

12.	TYPE OF REPORTING PERSON

	PN

CUSIP No.	29381P102	13G	Page	6	of	10	Pages
SCHEDULE 13G

Item 1.
(a)	Name of Issuer:

Enterra Energy Trust

(b)	Address of Issuer’s Principal Executive Offices:

2600, 500 — 4th Avenue S.W. Calgary, Alberta T2P 2V6 Canada

Item 2.
(a)	Name of Person Filing:

William Cobb Hazelrig Frederick G. Wedell W&H Investments W&M Investments

Attached as Exhibit A is a copy of an agreement between the Persons Filing (as specified hereinabove) that this Schedule 13G is being filed on behalf of each of them.

(b)	Address of Principal Business Office, or if None, Residence:

William Cobb Hazelrig 3940 Montclair Road, Suite 500 Birmingham, Alabama 35213

Frederick G. Wedell 3940 Montclair Road, Suite 500 Birmingham, Alabama 35213

W&H Investments 3940 Montclair Road, Suite 500 Birmingham, Alabama 35213

W&M Investments 3940 Montclair Road, Suite 500 Birmingham, Alabama 35213

(c)	Citizenship:

Incorporated by reference from Item 4 of the Cover Pages.

(d)	Title of Class of Securities:

Incorporated by reference from the Cover Pages.

(e)	CUSIP Number:

CUSIP No.	29381P102	13G	Page	7	of	10	Pages
Incorporated by reference from the Cover Pages.

Item 3.	If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.
(a)	Amount Beneficially Owned:

Incorporated by reference from Item 9 of the Cover Pages.

(b)	Percent of Class:

Incorporated by reference from Item 11 of the Cover Pages.

(c)	Number of Shares as to Which Such Person has:
(i)	Sole Power to Vote or Direct the Vote.

Incorporated by reference from Item 5 of the Cover Pages.

(ii)	Shared Power to Vote or to Direct the Vote.

Incorporated by reference from Item 6 of the Cover Pages.

(iii)	Sole Power to Dispose or to Direct the Disposition of.

Incorporated by reference from Item 7 of the Cover Pages.

(iv)	Shared Power to Dispose or to Direct the Disposition of.

Incorporated by reference from Item 8 of the Cover Pages.

Item 5.	Ownership of Five Percent (5%) or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following

Item 6.	Ownership of More than Five Percent (5%) on Behalf of Another Person.
With respect to the beneficial ownership reported for William Cobb Hazelrig, 10,000 Trust Units are held by each of his four children, for a total of 40,000 Trust Units, and 49,250 Trust Units are held by his former spouse. Mr. Hazelrig disclaims beneficial ownership of these Trust Units.

CUSIP No.	29381P102	13G	Page	8	of	10	Pages

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
The members of the group filing this Schedule 13G are identified by reference to the Cover Pages.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	29381P102	13G	Page	9	of	10	Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 31, 2009 Date
/s/ William Cobb Hazelrig
William Cobb Hazelrig

/s/ Frederick G. Wedell
Frederick G. Wedell

W&H Investments, an Alabama general partnership
By:	The Hazelrig Companies, Inc., an Alabama corporation, its general partner

By:	/s/ William Cobb Hazelrig
William Cobb Hazelrig, its
President

W&M Investments, an Alabama general partnership
By:	/s/ Frederick G. Wedell
Frederick G. Wedell, its general
partner

CUSIP No.	29381P102	13G	Page	10	of	10	Pages
AGREEMENT FOR
JOINT FILING OF SCHEDULE 13G
     William Cobb Hazelrig, Frederick G. Wedell, W&H Investments, and W&M Investments hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Act of 1934.
     It is understood that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy concerning the other party unless such party knows or has reason to believe that such information is inaccurate.
     It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments hereto, filed on behalf of each of the parties hereto.

/s/ William Cobb Hazelrig
William Cobb Hazelrig

/s/ Frederick G. Wedell
Frederick G. Wedell

W&H Investments, an Alabama general partnership
By:	The Hazelrig Companies, Inc., an Alabama corporation, its general partner

By:	/s/ William Cobb Hazelrig
William Cobb Hazelrig, its
President

W&M Investments, an Alabama general partnership
By:	/s/ Frederick G. Wedell
Frederick G. Wedell, its general
partner

July 31, 2009